UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 6

Cerner Corporation

(Name of Subject Company)

Cerner Corporation

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

156782104

(CUSIP Number of Class of Securities)

Daniel P. Devers

Executive Vice President and Chief Legal Officer

Cerner Corporation

2800 Rock Creek Parkway

North Kansas City, Missouri 64117

(816) 221-1024

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:

James P. Beaubien

Mark D. Gerstein

Christopher R. Drewry

Brent T. Epstein

Latham & Watkins LLP

330 North Wabash Avenue, Suite 2800

Chicago, Illinois 60611

(312) 876-7700

☐	Check the box below if the filing relates solely to preliminary communications made before the commencement of a tender offer.

EXPLANATORY NOTE

This Amendment No. 6 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 19, 2022 (together with the exhibits thereto and as amended or supplemented from time to time, the “Schedule 14D-9”) by Cerner Corporation, a Delaware corporation (“Cerner”). The Schedule 14D-9 relates to the cash tender offer (the “Offer”) by Cedar Acquisition Corporation, a Delaware corporation (“Purchaser”), a wholly owned subsidiary of OC Acquisition LLC, a Delaware limited liability company (“Parent”), a wholly owned subsidiary of Oracle Corporation, a Delaware corporation (“Oracle”), to purchase all of the issued and outstanding shares of Cerner’s common stock, par value $0.01 per share (the “Shares”). The tender offer is disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as it may be amended or supplemented from time to time, the “Schedule TO”) filed by Oracle, Parent and Purchaser with the SEC on January 19, 2022, and is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 19, 2022 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), which were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively.

Capitalized terms used but not otherwise defined in this Amendment have the meanings given to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8.	Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

Adding a new section immediately following the section captioned “Annual and Quarterly Reports” as set forth below:

“Financing Matters

On May 10, 2022, in accordance with the terms of the Merger Agreement, Cerner received the Shelf Notice (as defined in the Merger Agreement) from Parent and is providing an offer to prepay the Senior Notes (as defined in the Merger Agreement) to each holder of Senior Notes in accordance with the terms of the Senior Notes. Cerner’s offers indicate that the Closing Date is expected to occur one (1) Business Day following the expiration of the Offer (subject to any extension thereof).”

Adding a new section immediately prior to the section captioned “Forward-Looking Statements” as set forth below:

“Extension of the Offer

On May 10, 2022, Purchaser extended the expiration of the Offer. The Offer was previously scheduled to expire at 12:00 midnight, Eastern Time, at the end of the day on May 11, 2022. The expiration date of the Offer has been extended until 12:00 midnight, Eastern Time, at the end of the day on June 6, 2022, unless further extended. The depositary for the Offer has indicated that as of May 9, 2022, approximately 29,782,150 Shares had been validly tendered into and not validly withdrawn from the Offer, representing approximately 10.1% of the outstanding Shares.”

Adding a new sentence as the last sentence of the section captioned “Foreign Antitrust Laws-Saudi Arabia” as set forth below:

“On April 21, 2022, the General Authority for Competition of the Kingdom of Saudi Arabia issued a no-objection certificate unconditionally authorizing the transaction.”

Adding a new sentence as the last sentence of the section captioned “Other Regulatory Approvals-France” as set forth below:

“On April 21, 2022, Oracle received an unconditional clearance Ministry Notice from the French Ministre chargé de l’Economie et des Finances.”

Adding a new sentence as the last sentence of the section captioned “Other Regulatory Approvals-Romania” as set forth below:

“On April 8, 2022, following the receipt of unconditional clearance from the National Defense Council (Consiliul Suprem de Apărare al Ţării), Oracle received an unconditional clearance letter from the Romanian Competition Council.”

Item 9.	Exhibits

The following Exhibit is attached hereto:

(a)(5)(V)	Press Release issued by Oracle Corporation on May 10, 2022, announcing the extension of the Offer (incorporated by reference to Exhibit (a)(5)(O) to Schedule TO Amendment No. 6).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

CERNER CORPORATION

By:	/s/ Daniel P. Devers
	Name:	Daniel P. Devers
	Title:	Executive Vice President and Chief Legal Officer
	Date:	May 10, 2022